

amrad corporation limited
abn 37 006 614 375
576 swan street
victoria australi
telephone (61 3
facsimile (61 3)
http://www.ami



To:	The Securities and Exchange Commission
Company:	
Fax:	0011 1 202 942 9624
From:	Robyn Fry - Company Secretary
Fax:	(+61 3) 9208 4356
Date:	2 July 2003
Pages: Including cover page	11.

This document and any following pages are intended solely for the named addressee, are confidential and may contain legally privileged information. The copying or distribution of them or any information they contain, by anyone other than the addressee, is prohibited. If you have received this document in error, please let us know by telephone, and then return it by mail to the address above. We shall refund your costs of doing so.

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

Robyn Fry
General Counsel & Company Secretary



amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121

telephone (61 3) 9208 4000
facsimile (61 3) 9208 4352
http://www.amrad.com.au

FILE No.
82-4867

2 July 2003

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

Robyn Fry
General Counsel & Company Secretary

Rflr001

FILE No.
82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAO Corporation Limited	82- 4867

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/07/2003

TIME: 14:44:00

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Strengthens board line-up

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Nicky Haw

From: ASX.Online@asx.com.au
Sent: Wednesday, 2 July 2003 14:44
To: rfry@amrad.com.au; nhaw@amrad.com.au
Subject: AML - ASX Online e-Lodgement - Confirmation of Release



62241.pdf (15 KB)

ASX confirms the release to the market of Doc ID: 62241 as follows: Release Time: 02-Jul-2003 14:43:53 ASX Code: AML File Name: 62241.pdf Your Announcement Title: Amrad strengthens Board lineup


amrad

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

NEWS RELEASE
2 July 2003

AMRAD STRENGTHENS BOARD LINE-UP

Amrad (ASX:AML) today announced the appointment of two new board members, Dr Silviu Itescu and Mr Graeme Kaufman.

The appointments are a further boost to the Australian biotech company and follow the recent announcements of one of the largest biotechnology collaborations in Australian history with the global pharma Merck Sharp & Dohme and a forecast operating profit for the financial year ending 30 June 2003.

Amrad Chairman, Mr Olaf O'Duill, welcomed the appointments. He said the new directors had very strong credentials in the biotech industry.

Dr Itescu is currently Professor of Medicine at the University of Melbourne and has most recently been Director of Transplantation Immunology at Columbia University's New York – Presbyterian Hospital in New York. He has established an outstanding international reputation in the fields of stemcell biology, autoimmune diseases, organ transplantation and heart failure. In these areas of focus he has gained broad experience, from basic research in the laboratory through to new drug development and clinical evaluation.

Mr Kaufman has extensive experience in the pharmaceutical industry. He held various positions within CSL Limited over a period of 33 years, including Manufacturing Manager, Finance Director and General Manager, Biosciences Division. He has been an Executive Director of Circadian Technologies Limited since January 2002.

"It's a tribute to the market power and business potential of Amrad, that it has secured two such notable directors to the board. As a clinician and corporate biotechnology advisor, Dr Itescu brings a formidable perspective to the biotech business. Mr Kaufman brings to Amrad a broad range of scientific and commercial skills which will assist the company in further developing its research and development pipeline.

"Amrad conducted a major strategic review and refocus in the last 12 months. Dr Itescu and Mr Kaufman will now provide invaluable input to the further development of the Company," Mr O'Duill said.

He said Amrad, like all Australian biotechs was now emerging from tough market conditions. "We have weathered the broader market downturn. Our recent deals and our new, expanded board line-up demonstrate how focused and positive we are about the future."

The appointments take effect from 17 July 2003. The new directors join Mr Olaf O'Duill, Professor John Mills, Dr Sandra Webb, Mr Bob Moses and Ms Helen Cameron.

For further information please contact:

Olaf O'Duill
Chairman
0419 336 608



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/07/2003

TIME: 14:07:20

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Serono Emfilermin press release

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Nicky.Haw

From: ASX.Online@asx.com.au
Sent: Wednesday, 2 July 2003 14:08
To: rfry@amrad.com.au; nhaw@amrad.com.au
Subject: AML - ASX Online e-Lodgement - Confirmation of Release


62236.pdf (17 KB)

ASX confirms the release to the market of Doc ID: 62236 as follows: Release Time: 02-Jul-2003 14:07:18 ASX Code: AML File Name: 62236.pdf Your Announcement Title: Serono Emfilermin press release


amrad

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

NEWS RELEASE
Wednesday, 2 July 2003

AMRAD DRUG EMFILERMIN SHOWS POSITIVE CLINICAL TRIAL RESULTS

Amrad (ASX:AML) today announced the report by Serono S.A (NYSE:SRA, virt-x: SEO), one of the world's leading biotechnology companies and licensee of Amrad's drug emfilermin (rhLIF), at the European Society for Human Reproduction and Embryology Congress in Madrid. Serono presented positive results of a first proof of concept study of emfilermin for improving embryo implantation in women with recurrent implantation failure.

"This study indicated that emfilermin has good prospects of increasing pregnancy rates in those women in whom embryos have previously failed to implant, helping more couples to fulfil their dream of having a child," said Peter Brinsden, Medical Director of Bourn Hall in Cambridgeshire, England. "The results of this exploratory study confirmed that those patients who had a suspected problem with purely embryo implantation may benefit most from emfilermin."

Amongst this group, which is characterized by patients requiring normal in-vitro fertilization (IVF) rather than intra cytoplasmic sperm injection (ICSI), none of the eight patients on placebo achieved a clinical pregnancy compared with eight of the 17 (47%) treated with emfilermin.

The results of this trial were based on a relatively small sample size. Serono is undertaking a larger proof of concept study focusing on recurrent implantation failure in IVF. This study started earlier this year in Europe and Australia.

Additional information:

1. One in six couples worldwide experience some form of infertility problems.
2. Emfilermin is a synthetic (recombinant) form of human leukaemia inhibitory factor (LIF), a substance that is normally produced in the female reproductive tract and is naturally secreted by the endometrium during the secretory phase (time of embryo implantation). There is good evidence that if LIF is not secreted properly during the time of implantation, the embryo may not implant and the pregnancy may fail. Since LIF appears to play an important role during embryo implantation, it is thought that giving emfilermin (rhLIF) to infertile women for several days from embryo transfer might increase their chances of successful implantation.

3. The study participants were all pre-menopausal women aged between 21 and 36 years who required treatment by IVF or ICSI. All had a history of at least three implantation failures, defined as failure of at least three transfers of at least two fresh or frozen/thawed morphologically normal embryos, and with no other known cause of previous IVF failure.
4. In the overall population from the placebo-controlled study, 11 out of 39 patients on emfilermin (28%) achieved clinical pregnancies. This compared with 4 out of 20 patients on placebo (20%).
5. Emfilermin was generally safe and well-tolerated when co-administered with paracetamol administration. Most adverse events were mild in severity and no serious adverse events with possible/probable causal relationship with emfilermin were observed. Some mild, asymptomatic, transient and reversible laboratory changes which are related to the cytokine-induced acute phase response were observed. Most injection site reactions were mild in severity.

About Amrad

Amrad Corporation Limited is an Australian drug discovery and development based biotechnology company. Amrad's in-house R&D expertise is focused on five flagship status projects in the areas of allergy and inflammation, anti-infectives and neurological indications. Further information about projects in drug discovery and development can be found at www.amrad.com.au

Further information:

Dr Sandra Webb
Managing Director
Telephone: 61 3 9208 4302